

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
9000 Burma Road, Suite 103
Palm Beach Gardens, FL 33403

>   **Re: Ballroom Dance Fitness, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed December 6, 2010**
>   **File No. 333-167249**

Dear Mr. Forhan:

   We have received your response to our comment letter to you dated October 19, 2010 and have the following additional comments. Please note that the page numbers below refer to the marked copy of your filing provided by counsel.

Prospectus

Summary, page 5

1. In addition to your financial information for your interim stub, please revise to include your assets, revenues and net losses for your most recent audited period.

2. It appears, from your financial statements, that you had a stockholders' deficit of $(8,256) and an accumulated deficit of $(21,122) at September 30, 2010. Please revise or advise. Further, the balance of revenues from inception does not agree with the revenues in your financial statements. Please revise as appropriate.

Selected Financial Data, page 6

3. The "Income Statement" presentation should include the balances for fiscal 2009 and the balances for the nine month interim period ended September 30, 2010. No other periods should be included in this table. Your current presentation is confusing. Please revise.

Risk Factors, page 9

We are not currently profitable and may not become profitable, page 9

4. Please revise to provide more recent financial numbers, including those from your most recent audited period and your interim stub.

Our executive officers control the Company, page 9

5. Please revise to explain what you mean by "enough proceeds" from the offering by disclosing the amount of funds that you will need. Similarly revise throughout your filing, including in the footnote to the table in your "Use of Proceeds" section.

Description of Business, page 18

6. We note your response to our prior comment 14 and reissue. Please define "capitalization fee."

Use of Proceeds, page 20

7. Please explain what you mean by "finder fees."

8. Please advise as to why you have stated your costs of DVD production as $169,000-$225,000, as elsewhere in your filing you indicate that the combined cost of the DVD and the infomercial will range from $225,000-$250,000.

9. Refer to footnote 3 and your estimates of $110,000 and $515,000 towards advertising. Please revise to fully explain the different advertising amount estimates that you have included in the Use of Proceeds table.

10. We note your response to our prior comment 19. Please revise to provide a separate chart showing the costs of the DVD, as you appear to have only included the chart outlining the costs of the infomercial.

Dilution, page 23

11. Please update the dilution table to the date of the most recent balance sheet presented in your filing. Currently that would be September 30, 2010. In addition, the dilution disclosures on page 17 must be updated as well so that they agree with the dilution table.

Plan of Distribution, page 23

12. We note that you have removed reference to the investor DVD and website from this section. Please similarly revise throughout your filing.

Proposed Milestones, page 31

13. Please update this section to reflect when you anticipate that you might realistically reach the milestones set forth in this section. We note, for example, that you currently state that you intend to start broadcasting infomercials in "December 2010." However, elsewhere you state that you will start filming the DVD and infomercials by February 2011. As you currently have not commenced your offering and have $0 cash on hand to produce the infomercials, this goal appears unrealistic. Please revise.

Financial Statements

14. Please read the accountants' report on page F-2. Revise the financial statements you are presenting in the filing to be consistent with those referenced in the accountants' report and discussed in MD&A. Present each of the periods identified in the accountants' report in your filing and do not present any additional periods that are not referenced in the report.

15. We may have significant additional comments upon review of the appropriate financial statements. In this regard, we note that you have not complied with our prior comments 32, 33 and 34 from staff letter dated October 19, 2010. Please comply with these disclosures in your revised financial statement presentation.

       You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.   You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

       Sincerely,

       Lauren Nguyen
       Attorney-Advisor

cc: Virginia K. Sourlis *via facsimile* (732) 530-9008